Filed by Euronav NV

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Euronav NV

(Commission File No. 001-36810)

Date: May 19, 2022

Minutes AGM 19th of May 2022

Ordinary General Meeting of Shareholders

19th of May 2022, 10.30 a.m

MINUTES

The year 2022, on 19 May at 10.30 am, in 2000 Antwerp, Schaliënstraat 5, the Ordinary General Meeting of Shareholders of Euronav NV (the “Company”) met under the chairmanship of Ms. Grace Reksten Skaugen in accordance with the articles of association of the Company.

The meeting appointed Mr. Geert Asselman and Mr. Glenn Mariën as clerk.

Ms. Sofie Lemlijn is appointed as secretary.

The Chair noted that, in accordance with applicable law, Dutch was the official working language of the meeting. The Chair stated that the interventions in English would be simultaneously translated into Dutch and vice versa, and shareholders could obtain headsets if they wished to make use of these translations. The Chair stated that the meeting would be recorded for purposes of this translation and referred to the privacy statement on the Company’s website.

In addition to the Bureau, members of the Supervisory Board and of the Management Board were present. KPMG Bedrijfsrevisoren, represented by Mr. Herwig Carmans, statutory auditor of the Company, was also present. The Company also asked for Bailiff Baillon to be present.

The convening notices prescribed by law were published in the following newspapers on 19 April 2022:

•	Belgian Official State Gazette

•	De Tijd

Minutes AGM 19th of May 2022

On 26 April 2022 the Company received a request pursuant to article 7:130 of the Belgian Code of Companies and Associations from CMB NV, a shareholder owning more than 3% of the outstanding shares of the Company, to add three additional proposed decisions to item 8 (“End of term of office and reappointment of members of the Supervisory Board”) of the agenda of the ordinary general meeting of shareholders. These additional proposed decisions for the ordinary general meeting of shareholders were included in the agenda of the ordinary general meeting of shareholders as items 8.4 to 8.6 under item 8 of the amended agenda that was published on 4 May 2022 in the Belgian Official State Gazette and De Tijd.

The registered shareholders, the directors and the statutory auditor were convened by ordinary letter of 19 April 2022. The amended convening notice was delivered to the registered shareholders, the directors and the statutory auditor by ordinary letter of 4 May 2022.

In addition, as from 19 April 2022, (i) the notice convening the general meeting of shareholders, (ii) a shareholder participation form, (iii) a proxy form, (iv) a form for voting by letter, (v) an explanation on how to participate in the meeting and (vi) the documents to be submitted to the general meeting as provided for in the agenda were made available to the shareholders at the registered office and on the company’s website. The amended convening notice, participation forms, proxy forms and forms for voting by letter were made available to the shareholders on the company’s website as from 4 May 2022.

The following was deposited with the bureau in order to be checked by the clerks:

•	the proof copies of the newspapers in which the convening notices to this meeting were published;

•	a copy of the convocation letter that was addressed to registered shareholders, the members of the Supervisory Board and the statutory auditor;

•	the proof of registration of the shares of the shareholders who wish to participate in the general meeting;

•	the proxies and attendance forms;

•	the voting letters;

•

the attendance list, including the register containing the identity and address of each shareholder who has indicated that he wishes to participate to the meeting, the number of shares registered on the registration date and the documents proving such registration. For further information, reference is again made to the privacy statement on the Company’s website.

The Chair asked the clerks to initial these documents.

The register of registered shareholders is also at their disposal.

The Chair established that, according to the attendance list, 253 shareholders who hold a total of 117,655,877 shares are present or represented.

A number of persons such as employees of the Company and third parties engaged by the Company to provide services in connection with the meeting such as translators and external advisors of the Company as well as members of the press and employees of shareholders were present at the meeting without having fulfilled the admission formalities. The meeting was reminded that these persons cannot participate in the deliberation and the voting at this meeting. These persons have also signed the attendance list. These persons were admitted to the meeting.

Minutes AGM 19th of May 2022

The meeting acknowledged the correctness of the above statements, unanimously acknowledged that it is validly convened and composed and capable to deliberate, and resolved to start deliberating on the items on the agenda, as follows:

1	Report of the Supervisory Board and of the statutory auditor for the financial year closed on 31 December 2021

2	Acknowledgment and approval of the remuneration report

3	Approval of the annual accounts of the company for the financial year closed on 31 December 2021

4	Allocation of the result for the financial year closed on 31 December 2021

5	Shareholder distribution of 0.06 USD per share out of the available share premium for Q4 2021 and Q1 2022

6

Shareholder distribution of 0.06 USD per share out of the available share premium for Q2 and Q3 2022 and authorization to the Supervisory Board to determine the payment date and pay the shareholder distribution in two equal instalments during FY 2022

7

Discharge (release of liability) granted to the members of the supervisory board and to the statutory auditor, by means of separate voting, for the execution of their mandate in the course of the financial year 2021

8	End of term of office, reappointment and appointment of members of the Supervisory Board

9	Remuneration of the members of the Supervisory Board

10	Remuneration of the statutory auditor

11	Approvals of change of control clauses in credit agreements in accordance with article 7:151 of the Belgian Code of Companies and Associations

12	Proxy Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations

13	Miscellaneous

*    *

*

The situation and the state of affairs of the Company were explained by members of the Management Board by means of a presentation. The Company did not receive any written questions from shareholders. Oral questions from shareholders were answered.

At approximately 12.05 pm, the Secretary indicated that the voting would be done electronically and the Chair put the following resolutions to the vote (the voting details are set out in Annex 1:

Minutes AGM 19th of May 2022

Acknowledgment reports

The report of the Supervisory Board and the statutory auditor for the financial year closed on 31 December 2021 are acknowledged. As these reports have been made available to all shareholders, present or represented, no reading is given.

The first item on the agenda does not require a decision.

First resolution

As the remuneration report has been made available to all shareholders, present or represented, no reading is given.

“The general meeting decides to approve the remuneration report.”

This proposal was adopted unanimously with the exception of 1,470,587 abstentions and 45,733,574 votes against.

The resolution is thus approved.

Second resolution

As the annual accounts for the financial year closed on 31 December 2021 have been made available to all shareholders, present or represented, no reading is given.

“The annual accounts for the financial year closed on 31 December 2021, prepared by the supervisory board, are approved.”

This proposal was adopted unanimously with the exception of 1,659,366 abstentions and 5,330 votes against.

The resolution is thus approved.

Third resolution

“The loss of the financial year closed on 31 December 2021 is USD—250,710,387.90, which, together with the profit carried forward of the previous financial year in an amount of USD 206,024,528.44, results in a loss of USD—44,685,859.46.

This amount is to be allocated as follows:

1. Reserves:	USD 0
2. Gross dividend (*):	USD 18,151,018.29
3. To be carried forward:	USD -62,836,877.75
Total:	USD -44,685,859.46

(*) already paid as interim dividends in a total amount of 0.09 USD per share during the financial year closed on 31 December 2021.”

Minutes AGM 19th of May 2022

This proposal was adopted unanimously with the exception of 1,437,438 abstentions and 12,684 votes against.

The resolution is thus approved.

Fourth resolution

“The general meeting resolves to approve a shareholders distribution for Q4 2021 and Q1 2022 out of the available share premium (which has been made available following the decision of the extraordinary shareholders meeting on 10 November 2021) of 0.06 USD per share, which shall be paid to the shareholders on 8 June 2022. For the avoidance of doubt, treasury shares shall not be entitled to such shareholders distribution.”

This proposal was adopted unanimously with the exception of 1,435,205 abstentions and 70,370 votes against.

The resolution is thus approved.

Fifth resolution

“The general meeting resolves to approve a shareholders distribution out of the available share premium (which has been made available following the decision of the extraordinary shareholders meeting on 10 November 2021) of 0.06 USD per share, which shall be paid to the shareholders in 2022 in two equal instalments of 0.03 USD per share and grants the authorization to the supervisory board to determine the exact date on which each instalment shall become payable, it being said that the first instalment of the shareholders distribution shall be paid in Q3 2022 and the second in Q4 2022, applying a separate record date for each instalment and payment shall be conditional upon the Company having sufficient liquidity taking into account market conditions. For the avoidance of doubt, treasury shares shall not be entitled to such shareholders distribution.”

This proposal was adopted unanimously with the exception of 1,466,705 abstentions and 73,294 votes against.

The resolution is thus approved.

Sixth resolution

“By means of separate voting, discharge is granted to the members of the supervisory board of the company: Mrs. Grace Reksten Skaugen, Ms. Anita Odedra and Mrs. Anne-Hélène Monsellato, Messrs. Carl Steen and Carl Trowell, all members of the supervisory board, for any liability arising from the execution of their mandate in the course of the financial year under revision.”

This discharge was adopted each time unanimously with the exception of 1,713,106 abstentions and 163,745 votes against.

The resolution is thus approved.

Minutes AGM 19th of May 2022

Seventh resolution

“Discharge is granted to the statutory auditor of the company: KPMG Bedrijfsrevisoren represented by Mr. Herwig Carmans (partner), for any liability arising from the execution of her mandate in the course of the financial year under revision.”

This proposal was adopted unanimously with the exception of 1,703,891 abstentions and 94,202 votes against.

The resolution is thus approved.

Eighth resolution

“The general meeting resolves to reappoint Mrs. Grace Reksten Skaugen, of whom the term of office expires today, as independent member of the supervisory board for a term of two years until and including the ordinary general meeting to be held in 2024. Mrs. Grace Reksten Skaugen’s attendance record of the board and committee meetings during here previous terms has been outstanding and her wealth of long-standing expertise in both corporate finance and corporate governance, as well as her board experience in the oil and gas business have objectively enriched the board discussions. In addition, Mrs. Grace Reksten Skaugen has proved to continuously adapt to changing circumstances and evolving priorities for the company, a.o. by being a member of the sustainability committee in which regard her chairmanship of the sustainability committee of Lundin Energy provides additional experience and insight. It appears from the information provided by Mrs. Grace Reksten Skaugen that the applicable legal requirements with respect to independence under Belgian law are satisfied. The general meeting acknowledges the determination of the supervisory board that Mrs. Grace Reksten Skaugen can be considered independent under SEC and NYSE rules.”

This proposal was adopted unanimously with the exception of 1,572,152 abstentions and 37,312,836 votes against.

The resolution is thus approved.

Ninth resolution

“The general meeting resolves to reappoint Mrs. Anne-Hélène Monsellato, of whom the term of office expires today, as independent member of the supervisory board for a term of two years until and including the ordinary general meeting to be held in 2024. Mrs. Anne-Hélène Monsellato’s attendance record of the board and committee meetings during her previous terms has been outstanding and her extensive financial expertise as well as her experience with listed companies have added significant value to board discussions. In addition, Mrs. Anne-Hélène Monsellato can be considered as the audit and risk committee financial expert for purposes applicable to corporate governance regulations and article 3:6 §1, 9° of the Belgian Code on Companies and Associations, based on her significant experience in financial information and communication, internal control, risk management and audit. She also participates to several working groups in France and the EU on matters of interest to audit committees, including with respect to ESG and the upcoming CSRD directive. It appears from the

Minutes AGM 19th of May 2022

information provided by Mrs. Anne-Hélène Monsellato that the applicable legal requirements with respect to independence under Belgian law are satisfied. The general meeting acknowledges the determination of the supervisory board that Mrs. Anne-Hélène Monsellato can be considered independent under SEC and NYSE rules.”

This proposal was adopted unanimously with the exception of 1,573,162 abstentions and 35,766,549 votes against.

The resolution is thus approved.

Tenth resolution

“The general meeting resolves to appoint Mr. Steven Smith as independent member of the supervisory board for a term of two years until and including the ordinary general meeting to be held in 2024. Mr. Steven Smith has previously served on the board of the Company during 2018-2019, following the successful completion of the Gener8 merger. In addition to his previous experience on the board of the Company and as an investor in the Company and industry, Mr. Steven Smith’s in-depth financial expertise, as well as his knowledge of the US market and background in investment banking, will provide meaningful value to board discussions. It appears from the information provided by Mr. Steven Smith that the applicable legal requirements with respect to independence under Belgian law are satisfied. The general meeting acknowledges the determination of the supervisory board that Mr. Steven Smith can be considered independent under SEC and NYSE rules.”

This proposal was adopted unanimously with the exception of 1,444,719 abstentions and 35,437,711 votes against.

The resolution is thus approved.

On 26 April 2022, the Company received a request pursuant to article 7:130 of the Belgian Code of Companies and Associations from CMB NV, a shareholder owning more than 3% of the outstanding shares in the Company, to add the following three additional proposed decisions.

Eleventh resolution

“The general meeting resolves to appoint Mr. Bjarte Bøe as non-independent member of the Supervisory Board for a term of two years, until and including the ordinary general meeting to be held in 2024.

Mr. Bjarte Bøe graduated from the Norwegian School of Economics and Business Administration (NHH) in 1983. He joined RS Platou and worked as a shipbroker in Houston and Oslo. In 1986 he joined Christiania Bank, later named Nordea, and worked in Oslo and London until 1995, when he joined SEB. He worked in various managerial positions, including head of Shipping Finance and head of Investment Banking in Oslo and Stockholm until 2019. He has served as a director of Seadrill, Hermitage Offshore and Agera Venture. He is a member of the nomination committee for BW LPG, BW Offshore, BW Energy and Hafnia. He also sat on the board of CMB.TECH from April 2021 until February 2022.”

Minutes AGM 19th of May 2022

The proposal was rejected unanimously with the exception of 1,444,892 abstentions and 36,684,406 votes in favour.

The resolution is thus rejected.

Twelfth resolution

“The general meeting resolves to appoint Mr. Ludovic Saverys as nonindependent member of the Supervisory Board for a term of two years, until and including the ordinary general meeting to be held in 2024.

Mr. Ludovic Saverys is the Chief Financial Officer of the CMB Group and Director of Saverco NV. He has been a board member of Euronav NV from 2015 until 2021 where he also sat on the Remuneration and Sustainability Committee. Previous to his positions in the CMB Group he lived in New York where he served as Chief Financial Officer of MiNeeds Inc. from 2011 until 2013 and as Managing Director of SURFACExchange LLC from 2009 until 2013. He started his career as Managing Director of European Petroleum Exchange (EPX) in 2008. From 2001 until 2007 he followed several educational programs at universities in Leuven, Barcelona and London from which he graduated with M.Sc. degrees in International Business and Finance.”

The proposal was rejected unanimously with the exception of 1,445,754 abstentions and 41,175,813 votes in favour.

The resolution is thus rejected.

Thirteenth resolution

“The general meeting resolves to appoint Mr. Patrick De Brabandere as nonindependent member of the Supervisory Board for a term of two years, until and including the ordinary general meeting to be held in 2024.

Mr. Patrick De Brabandere holds a degree in Applied Economic Sciences from UCL Louvain-la Neuve. He started his career at the audit firm Arthur Andersen. In 1987, he joined Almabo, the former holding company of the Saverys family, as Project Controller. He became CFO of CMB NV in 1998 and was appointed director of CMB NV in 2002. In 2003, following the partial demerger of Exmar NV from CMB NV, he became director and CFO of Exmar NV, then COO. In 2020 he became CFO of Exmar NV again. He currently is a director of CMB NV and he also sat on the board of CMB.TECH from April 2021 until February 2022.”

The proposal was rejected unanimously with the exception of 1,446,079 abstentions and 36,675444 votes in favour.

The resolution is thus rejected.

Fourteenth resolution

“For the execution of his/her mandate, every member of the supervisory board receives a gross fixed annual remuneration of EUR 60,000. The chairman receives a gross fixed annual remuneration of EUR 160,000. Each member of the supervisory board, including the chairman, shall receive an attendance fee of EUR 10,000 for each board meeting attended. The aggregate annual account amount of the attendance fee shall not exceed EUR 40,000.

Minutes AGM 19th of May 2022

Every member of the audit and risk committee receives a gross fixed annual remuneration of EUR 20,000. The chairman of the audit and risk committee receives a gross fixed annual remuneration of EUR 40,000. Each member of the audit and risk committee, including the chairman, shall receive an attendance fee of EUR 5,000 for each committee meeting attended. The aggregate annual account amount of the attendance fee shall not exceed EUR 20,000.

Every member of the remuneration committee, the corporate governance and nomination committee and the sustainability committee (who is also a member of the supervisory board) receives a gross fixed annual remuneration of EUR 5,000. The chairman of each of these committees receives a gross fixed annual remuneration of EUR 7,500. Each member of these committees, including the chairman, shall receive an attendance fee of EUR 5,000 for each committee meeting attended. The aggregate annual account amount of the attendance fee shall not exceed EUR 20,000.”

This proposal was adopted unanimously with the exception of 4,130,457 abstentions and 70,054 votes against.

The resolution is thus approved.

Fifteenth resolution

“For the financial year ending 31 December 2022, the total amount of the remuneration for the statutory auditor is fixed at EUR 705,880 for the audit of the statutory and consolidated accounts, which includes the audit on financial reporting.”

This proposal was adopted unanimously with the exception of 4,180,453 abstentions and 999,859 votes against.

The resolution is thus approved.

Sixteenth resolution

“The general meeting approves and, to the extent necessary, ratifies in accordance with Article 7:151 of the Code of Companies and Associations, all provisions of the following credit agreements which provide for a mandatory prepayment and/or cancellation in case of a change of control over the company: a loan agreement dated 2 December 2021 between Euronav NV, DNB (UK) Limited and DNB Bank ASA London Branch relating to a term loan facility of up to USD 73,450,000.”

This proposal was adopted unanimously with the exception of 1,474,839 abstentions and 39,590 votes against.

The resolution is thus approved.

Seventeenth resolution

” The general meeting decides to grant authority to Mrs. Sofie Lemlijn, Ms. Maxime Van der Weehe and Ms. Wendy De Mesmaecker to act alone with power to substitute, to fulfil all necessary formalities with the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise courts, administrative agencies and fiscal administrations with respect to the decisions taken at the present meeting.”

Minutes AGM 19th of May 2022

This proposal was adopted unanimously with the exception of 1,442,921 abstentions and 23,074 votes against.

The resolution is thus approved.

Miscellaneous

The general meeting acknowledges the expiry of the term of office as director of Mr. Carl Steen, with effect immediately after this meeting.

*    *

*

Minutes AGM 19th of May 2022

Since the agenda has been completed in this way, and the meeting has refrained from reading the minutes, the Chair invites the clerks as well as the members of the bureau and the shareholders who wish to do so, to sign the minutes

The meeting is closed at 12.30.

The clerks,

[signed]	[signed]
(Geert Asselman)	(Glenn Mariën)

[signed]	[signed]
The Secretary,	The Chairman,

(Sofie Lemlijn)	(Grace Reksten Skaugen)

Minutes AGM 19th of May 2022

ANNEX 1. Details of the votes per resolution

The table below shows the details of the votes for each decision, in accordance with article 7:141, paragraph two of the Belgian Code of Companies and Associations.

The total number of validly represented votes at the meeting is 117,655,877.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Euronav and Frontline Ltd. (“Frontline”) management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although Euronav and Frontline management believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, there can be no assurance that Frontline or Euronav will accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, agreeing on a transaction structure, negotiating and executing definitive documentation, obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group’s operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength

Minutes AGM 19th of May 2022

of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values (including the possibility of a material decline or prolonged weakness in such rates), changes in demand for tanker vessel capacity, changes in the companies’ operating expenses, including bunker prices, dry-docking and insurance costs, the market for the companies’ vessels, availability of financing and refinancing to meet the capital needs of the combined group, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities in the tanker industry, including without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns, crew wages, changes in demand for oil and petroleum products and instances of off-hires and other factors. Please see Frontline’s and Euronav’s filings with the U.S. Securities and Exchange Commission (the “SEC”) for a more complete discussion of these and other risks and uncertainties.

You are cautioned not to place undue reliance on Frontline’s and Euronav’s forward-looking statements. These forward-looking statements are and will be based upon Frontline and Euronav management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Frontline nor Euronav assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

IMPORTANT INFORMATION FOR INVESTORS

This communication is not a recommendation in favour of a vote on the proposed combination, nor is it a solicitation of proxies in connection with any such vote. In connection with the proposed combination, Frontline and/or Euronav may file with the SEC a registration statement on Form F–4 that may constitute a prospectus and may include a proxy of Frontline and/or Euronav (the “Registration Statement”). Frontline and Euronav may also file other relevant documents with the SEC regarding the proposed combination. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION AND RELATED MATTERS.

You may obtain a free copy of the Registration Statement (if and when it becomes available) and other relevant documents filed by Frontline and Euronav with the SEC at the SEC’s website at www.sec.gov.

In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:

Frontline Ltd.	Euronav NV
Lars H. Barstad Chief Executive Officer, Frontline Management AS Tel: +47 23 11 40 37 Email: lba@frontmgt.no	Mr. Brian Gallagher Euronav Investor Relations Tel: +44 20 7870 0436 Email: IR@euronav.com

Minutes AGM 19th of May 2022

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Annual General Meeting of 19 May 2022

resolution		1	2	3	4	5	6	6	7	8	9	10	11	12	13	14	15	16
		2 remuneration report	3 annual accounts	4 allocation result	5 shareholder distribution share premium Q4 2021 + Q1 2022	6 shareholder distribution share premium Q2 + Q3 2022	7.1 discharge directors	7.2 discharge statutory auditor	8.1 reappointment Ms Grace Reksten Skaugen	8.2 reappointment Ms Anne-Hélène Monsellato	8.3 Appointment Mr. Steven Smith	8.4 Appointment Mr. Bjarte Bøe	8.5 appointment Mr. Ludovic Saverys	8.6 appointment Mr Patrick De Brabandere	9 remuneration directors	10 remuneration statutory auditor	11 approval art. 7:151 B.C.C.A	12 Proxy CBE
	AG	45,733,574	5,330	12,684	70,370	73,294	163,745	94,202	37,312,836	35,766,549	35,437,711	78,782,837	74,292,568	78,794,612	70,054	999,859	39,590	23,074
	ABS	1,470,587	1,659,366	1,437,438	1,435,205	1,466,705	1,713,106	1,703,891	1,572,152	1,573,162	1,444,719	1,444,892	1,445,754	1,446,079	4,130,457	4,180,453	1,474,839	1,442,921
	FOR	69,774,716	115,624,181	115,838,755	115,981,302	115,946,878	115,612,026	115,690,784	78,603,889	80,149,166	80,605,947	36,684,406	41,175,813	36,675,444	113,287,366	112,310,565	115,976,448	116,024,582
AGGREGATE AMOUNT OF VOTES		116,978,877	117,288,877	117,288,877	117,486,877	117,486,877	117,488,877	117,488,877	117,488,877	117,488,877	117,488,377	116,912,135	116,914,135	116,916,135	117,487,877	117,490,877	117,490,877	117,490,577
percentage of shares with voting rights		58.00%	58.16%	58.16%	58.25%	58.25%		58.26%	58.26%	58.26%	58.26%	57.97%	57.97%	57.97%	58.26%	58.26%	58.26%	58.26%

number of shareholders present or represented: 253